FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

May 11, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

May 11, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that the company has signed a Deep Hole Core Drilling Contract with Boart Longyear Drilling Company. The contract includes drilling a minimum of 12 deep holes with a total aggregate of 30,000 feet. Drilling is expected to commence the first week of June, 2006. The immediate 12 drill hole targets are in proximity to Newmont’s PC-20 high grade hole and Grandview’s drill hole PC-05-02/2A drilled in late 2005 with high grade intercepts referenced in the Company’s News Release dated February 1, 2006.

Grandview Gold has also engaged Carlin Trend Services to coordinate all aspects of preparing road access, GPS grid definition in the immediate area of our established drill hole targets, sources of water supply for the drilling rig as well as related geological field support staff necessary to facilitate a successful launching of the 2006 Deep Hole Drilling Program on the Pony Creek/Elliot Dome Properties optioned from Mill City Gold Corp. and located on the prolific gold producing Carlin Trend, Nevada.

In addition, Grandview Gold has commissioned Matrix Geo-Technologies Ltd. along with Watts Griffis McOuat of Toronto to carry out geophysical structural analysis surveys down to depths of 650 meters in the immediate area of the initial 6 planned deep hole drill targets. This program will be completed in the next 2 weeks.

Item 5.	Full Description of Material Change

May 11, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) (“Grandview Gold” or the “Company”) is pleased to announce that the company has signed a Deep Hole Core Drilling Contract with Boart Longyear Drilling Company. The contract includes drilling a minimum of 12 deep holes with a total aggregate of 30,000 feet. Drilling is expected to commence the first week of June, 2006. The immediate 12 drill hole targets are in proximity to Newmont’s PC-20 high grade hole and Grandview’s drill hole PC-05-02/2A drilled in late

Grandview Gold Inc.

2005 with high grade intercepts referenced in the Company’s News Release dated February 1, 2006.

Grandview Gold has also engaged Carlin Trend Services to coordinate all aspects of preparing road access, GPS grid definition in the immediate area of our established drill hole targets, sources of water supply for the drilling rig as well as related geological field support staff necessary to facilitate a successful launching of the 2006 Deep Hole Drilling Program on the Pony Creek/Elliot Dome Properties optioned from Mill City Gold Corp. and located on the prolific gold producing Carlin Trend, Nevada.

In addition, Grandview Gold has commissioned Matrix Geo-Technologies Ltd. along with Watts, Griffis and McOuat Limited of Toronto to carry out geophysical structural analysis surveys down to depths of 650 meters in the immediate area of the initial 6 planned deep hole drill targets. This program will be completed in the next 2 weeks.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 11th day of May 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.